Ute Energy Upstream Holdings LLC

1875 Lawrence Street, Suite 200

Denver, CO 80202

(720) 420-3200

November 29, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall

Re:	Ute Energy Upstream Holdings LLC – Form S-1 (File No. 333-178907)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ute Energy Upstream Holdings LLC, a Delaware limited liability company (the “Registrant”), hereby requests that the above captioned Registration Statement, including all amendments thereto (the “Registration Statement”), be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Shamus Crosby of Vinson & Elkins L.L.P. at (713) 758-3348.

Sincerely yours,

Ute Energy Upstream Holdings LLC

By:	/s/ Laurie A. Bales
Name:	Laurie A. Bales
Title:	Chief Financial Officer and Secretary